EXHIBIT 99(b)
ITEM 3.  LEGAL PROCEEDINGS.

         For a description of certain legal and regulatory proceedings affecting the Company and its subsidiaries, see Notes 9 through 12 to the Company's Consolidated and HL&P's Financial Statements in Item 8 of this Report, which notes are incorporated herein by reference.

         In August 1993, HL&P entered into a Consent Agreement with the EPA that resolved three Administrative Orders issued by the EPA in 1991 and 1992 regarding alleged violations of certain provisions of the Clean Water Act at Limestone during the period 1989 through 1992. Pursuant to the Consent Agreement, HL&P, while neither admitting nor denying the allegations contained in the complaint, agreed to pay the EPA $87,500. On August 29, 1991, the EPA issued an Administrative Order related to alleged noncompliance at W. A. Parish. HL&P has taken action to address the issues cited by the EPA and believes them to be substantially resolved at this time.

         From time to time, HL&P sells equipment and material it no longer requires for its business. In the past, some purchasers may have improperly handled the material, principally through improper disposal of oils containing PCBs used in older transformers. Claims have been asserted against HL&P for clean-up of environmental contamination as well as for personal injury and property damages resulting from the purchasers' alleged improper activities. Although HL&P has disputed its responsibility for the actions of such purchasers, HL&P has, in some cases, participated in or contributed to the remediation of those sites. Such undertakings in the past have not required material expenditures by HL&P. In 1990, HL&P, together with other companies, participated in the clean-up of one such site. Three suits have been brought against HL&P and a number of other parties for personal injury and property damages in connection with that site and its cleanup. In two of the cases, Dumes, et al. vs. Houston Lighting & Power Company, et al., pending in the United States District Court for the Southern District of Texas, Corpus Christi Division, and Trevino, et al. vs. Houston Lighting & Power Company, et al., pending before the 117th District Court of Nueces County, Texas, landowners near the site are seeking damages primarily for lead contamination to their property. A third lawsuit, Holland vs. Central Power and Light Company, et al., involving an allegation of exposure to PCBs disposed of at the site, was dismissed pursuant to a settlement agreement entered into by the parties in
July 1993.  The terms of the settlement were not material.   In all these
cases, HL&P has disputed its responsibility for the actions of the disposal site operator and whether injuries or damages occurred. In addition, Gulf States has filed suit in the United States District Court for the Southern District of Texas, Houston Division, against HL&P and two other utilities concerning another site in Houston, Texas, which allegedly has been contaminated by PCBs and which Gulf States has undertaken to remediate pursuant to an EPA order. Gulf States seeks contribution from HL&P and the other utilities for Gulf States' remediation costs. HL&P does not currently believe that it has any responsibility for that site, and HL&P has not been determined by the EPA to be a responsible party for that site. Discovery is underway in all these pending cases and, although their ultimate outcomes cannot be predicted at this time, HL&P and the Company believe, based on information currently available, that none of these cases will result in a material adverse effect on the Company's or HL&P's financial condition or results of operations.

         For information with respect to the EPA's identification of HL&P as a "potentially responsible party" for remediation of a CERCLA site

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adjacent to one of HL&P's transmission lines in Harris County, see "Liquidity and Capital Resources - HL&P - Environmental Expenditures" in Item 7 of this Report, which information is incorporated herein by reference.

        HL&P and the other owners of the South Texas Project have filed suit against Westinghouse in the District Court for Matagorda County, Texas (Cause No. 90-S-0684-C), alleging breach of warranty and misrepresentation in connection with the steam generators supplied by Westinghouse for the South Texas Project. In recent years, other utilities have encountered stress corrosion cracking in steam generator tubes in Westinghouse units similar to those supplied for the South Texas Project. Failure of such tubes can result in a reduction of plant efficiency, and, in some cases, utilities have replaced their steam generators. During an inspection concluded in the fall of 1993, evidence was found of stress corrosion cracking consistent with that encountered with Westinghouse steam generators at other facilities, and a small number of tubes were found to require plugging. To date, stress corrosion cracking has not had a significant impact on operation of either unit; however, the owners of the South Texas Project have approved remedial operating plans and have undertaken expenditures to minimize and delay further corrosion. The litigation, which is in discovery, seeks appropriate damages and other relief from Westinghouse and is currently scheduled for trial in the fall of 1994. No prediction can be made as to the ultimate outcome of that litigation.

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